Exhibit 99.1

For Immediate Release: November 14, 2005

For More Information, Contact:
Donald L. Correll, President and CEO, Pennichuck Corporation
William D. Patterson, VP, Treasurer and Chief Financial Officer
Phone: 603-882-5191
Fax: 603-882-4125

Pennichuck Corporation Announces Third Quarter 2005
Operating Results

Operating Income Improves; Net Earnings Still Impacted by Eminent Domain Costs

MERRIMACK, NH (November 14, 2005) - Donald L. Correll, President and Chief Executive Officer of Pennichuck Corporation, announced today that for the quarter ended September 30, 2005 the company earned $592,000 or $.14 per share compared to net income of $577,000, or $.18 per share for the same quarter in 2004. Mr. Correll indicated that among other things, the results of operations for the three months ended September 30, 2005 were adversely impacted by approximately $711,000, or $.10 per share, of legal, consulting and other costs relating to the City of Nashua's ongoing eminent domain efforts. For the three months ended September 30, 2004, these costs represented $242,000, or $.05 per share. For the nine months ended September 30, 2005, the Company's net income was $454,000 or $.13 per share, compared to net income of $771,000, or $.24 per share for the same period in 2004. The results of operations for the nine months ended September 30, 2005 were similarly impacted by the effect of the year-to-date eminent domain costs of approximately $1.6 million, or $.27 per share.

The utilities' combined operating income for the third quarter increased to $2.1 million, or nearly 31% over the same period in 2004. For the nine months ended September 30, 2005, the utilities' combined operating income increased to $3.8 million, or 8% over the same period in 2004. Consolidated revenues for the third quarter of 2005 were $7.0 million, representing a 12% increase over the same quarter in 2004. Consolidated revenues for the nine months ended September 30, 2005 were $18.1 million compared to $16.4 million for the same period in 2004. The combined revenues of the Company's three utilities increased nearly 14% from $5.6 million in the third quarter of 2004 to $6.4 million for the quarter ended September 30, 2005. Mr. Correll said "quarter to quarter through 2005 the Company has seen improved operating results which can be attributed to rate relief, an improvement in weather conditions from the prior year and continued management of operating expenses".

Revenues from the Company's non-regulated water service business increased to $1.6 million for the nine months ended September 30, 2005 compared to $1.4 million in the same period last year. The increase in contract revenues over the same period last year is principally due to additional work performed under

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the two largest operating contracts with the Town of Hudson, New Hampshire and the Town of Salisbury, Massachusetts.

Mr. Correll pointed out that none of the eminent domain costs relating to the City of Nashua's efforts has been charged or allocated to the Company's three utilities.

Pennichuck Corporation is a holding company involved principally in the supply and distribution of potable water in southern and central New Hampshire through its three regulated water utilities. Its non-regulated, water-related activities include operations and maintenance contracts with municipalities and private entities in New Hampshire and Massachusetts. The Company's real estate operations are involved in the ownership, management and development of real estate in the greater Nashua, New Hampshire areas.

Pennichuck Corporation is listed on the Nasdaq Stock Exchange under the symbol PNNW.

Pennichuck Corporation
Comparative Operating Results

Quarter Ended September 30:	2005	2004

Consolidated Revenues	$7,012,000	$6,241,000

Utility Operating Income	$2,107,000	$1,614,000

Net Income	$592,000	$577,000

Earnings per Share:
Basic	$.14	$.18
Diluted	$.14	$.18

Average Shares Outstanding:
Basic	4,164,367	3,206,262
Diluted	4,184,116	3,214,746

Nine Months Ended September 30:	2005	2004

Consolidated Revenues	$18,052,000	$16,447,000

Utility Operating Income	$3,762,000	$3,476,000

Net Income	$454,000	$771,000

Earnings per Share:
Basic	$.13	$.24
Diluted	$.13	$.24

Average Shares Outstanding:
Basic	3,539,798	3,198,832
Diluted	3,544,804	3,206,075

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